PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011

Income from continuing operations	$1,317,689	$1,149,955	$1,057,531	$930,161	$833,143
Less: Income allocated to noncontrolling interests which do not
have fixed charges	(6,088)	(5,432)	(4,883)	(3,505)	(11,993)
Equity in earnings of investments greater than cash
distributions from investment	(15,242)	(4,809)	(11,709)	(904)	(5,197)
Add back: interest expense	610	6,781	6,444	19,813	24,222
Total earnings available to cover fixed charges	$1,296,969	$1,146,495	$1,047,383	$945,565	$840,175
Total fixed charges - interest expense (including capitalized interest)	$3,299	$8,340	$9,339	$20,210	$24,586

Cumulative preferred share cash dividends	$245,097	$232,636	$204,312	$205,241	$224,877
Allocations pursuant to EITF Topic D-42	8,897	-	-	61,696	35,585
Total preferred distributions	$253,994	$232,636	$204,312	$266,937	$260,462
Total combined fixed charges and preferred share income allocations	$257,293	$240,976	$213,651	$287,147	$285,048
Ratio of earnings to fixed charges	393.14 x	137.47 x	112.15 x	46.79 x	34.17 x
Ratio of earnings to fixed charges and preferred share income
allocations	5.04 x	4.76 x	4.90 x	3.29 x	2.95 x

Exhibit 12